UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One):          Form  10-K           Form 20-F           Form 11-K       X  Form 10-Q    ___Form 10-D        Form N-SA ____Form N-CSR

For Period Ended:  February 28, 2009

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:    PREAXIA HEALTH CARE PAYMENT SYSTEMS, INC.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):  1530 9th Avenue SE

City, State and Zip Code:    CALGARY, ALBERTA T2G 0T7

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)      X

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Form 10-Q for the period ended February 28, 2009 will not be submitted by the deadline due to a situation where the workload exceeds available personnel. The Registrant was unable to complete analysis of all financial and non-financial information needed to be included in the report in sufficient  time for the auditor to review and approve the financial statements included in the report.  As a result, the Registrant’s independent auditors were not able to complete their review of the financial statements prior to the date for filing of the report.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Tom Zapatinas                                                      403                                                   850-4120
(Name)                                                      (Area Code)                                                      (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).       X      Yes               __ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       X      Yes              __ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 30, 2008, PreAxia Health Care Payment Systems Inc.  (“PreAxia”, formerly Sun World Partners Inc.) finalized the execution of an acquisition agreement dated April 22, 2008 (the “Acquisition Agreement”) between PreAxia, PreAxia Health Care Payment System Inc. (“PreAxia Canada”, formerly H Pay Card Inc.), Tiempo de Mexico Ltd. (“Tiempo”), Kimberley Coonfer (“Coonfer”), Caribbean Overseas Investments Ltd. (“Caribbean”) and the stockholders of PreAxia Canada (the “PreAxia Canada Stockholders”).  Under the terms of the Acquisition Agreement, we acquired all of the issued and outstanding shares of PreAxia Canada resulting in PreAxia Canada becoming a direct, wholly-owned subsidiary of PreAxia.  Upon the acquisition of PreAxia Canada by PreAxia, we issued the shareholders of PreAxia Canada an aggregate of 12,000,000 shares of the common stock of PreAxia.  Pursuant to the terms of  the Acquisition Agreement all of the issued and outstanding shares of our subsidiary, Tiempo (the “Tiempo Shares”) were transferred to Coonfer and Caribbean in exchange for the  return to treasury of a total of 5,000,000 common shares of PreAxia (the “Cancellation Shares”).  The Cancellation Shares were exchanged for the Tiempo Shares and $100,000 of the inter-company debt between Tiempo and PreAxia was written off on the books of Tiempo and PreAxia, and Tiempo provided a promissory note for the remaining intercompany debt between Tiempo and PreAxia in the amount of $49,218 (as at May 30, 2008).

As a result of the above transactions, Tiempo was no longer a subsidiary of PreAxia effective May 30, 2008 and PreAxia Canada became a wholly owned subsidiary of PreAxia.  The closing of this transaction effected a change in control of PreAxia whereby the shareholders of PreAxia Canada became the controlling shareholders of PreAxia.  As the acquisition of PreAxia Canada is concluded, PreAxia is currently engaged in the business of the development, distribution, marketing and sale of health care payment processing services and products.

For accounting purposes PreAxia has treated the acquisition of PreAxia Canada as a reverse acquisition whereby PreAxia Canada was deemed to be the accounting acquirer and PreAxia the accounting acquiree. The historical operations of PreAxia were eliminated at their carrying values as of the date of the close of the transaction, May 30, 2008, and the operations of former wholly owned subsidiary Tiempo have were treated as discontinued operations.   No good will or intangible assets wee recorded as a result of the merger.  PreAxia recorded the issuance of 12,000,000 shares of common stock at par value of $0.001 in exchange for all the shares of PreAxia Canada (12,000,000).

As a result of the above transactions PreAxia is reporting significant changes from its prior period results, and there will be comparative information provided only for the period from inception (January 28, 2008) to February 29, 2008. The Company expects to report comprehensive losses from the combined operations of PreAxia and PreAxia Canada, predominantly related to management fees, the completion of a business plan for PreAxia Canada, and independent third party consulting fees.

PREAXIA HEALTH CARE PAYMENT SYSTEMS INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 14, 2009                                                                           By:  /s/ Tom Zapatinas
      Name and Title:  Tom Zapatinas, President

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.  Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to rule 13(b) of Regulation S-T (section 232.13(b) of this chapter.